FTAC Parnassus Acquisition Corp.

2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870

March 10, 2021

VIA EDGAR

Ruairi Regan

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	FTAC Parnassus Acquisition Corp. Registration Statement on Form S-1 Filed February 8, 2021, as amended File No. 333-252821

Dear Mr. Regan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FTAC Parnassus Acquisition Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00PM eastern time on Thursday, March 11, 2021, or as soon as practicable thereafter.

Very truly yours,

/s/ Ryan M. Gilbert
Ryan M. Gilbert Chief Executive Officer